Exhibit 99.1

October 6, 2022

TO THE SHAREHOLDERS OF SEANERGY MARITIME HOLDINGS CORP.

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities, primarily iron ore and coal. Our fleet currently consists of seventeen modern-design Capesize vessels. We are the only pure-play Capesize shipping company listed in the U.S. capital markets.

The period since our last annual shareholders meeting has been a landmark for Seanergy as we have executed consistently on our strategy of rewarding our shareholders by establishing a regular quarterly dividend, declaring also a special dividend for the fourth quarter of 2021 and completing two buyback plans of shares and equity-linked instruments totaling $26.7 million. We have further optimized our capital structure by retiring all legacy junior debt and refinanced previous loan facilities at considerably improved terms. Moreover, we have taken decisive steps towards the execution of our ESG agenda by, amongst others, committing considerable resources in upgrading several of our vessels through the installation of energy saving devices. Lastly, we completed the spin-off of our previously wholly-owned subsidiary, United Maritime Corporation (“United”), which commenced trading on the NASDAQ Capital Market in July 2022 under the ticker “USEA”. We substituted the vessel that was spun out to United by acquiring a younger Japanese Capesize vessel.

It is our pleasure to invite you to attend the Annual Meeting of the shareholders of Seanergy Maritime Holdings Corp. which will be held at our executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece, on November 9, 2022 at 6:00 p.m. local time.

At the meeting, our shareholders will consider and vote upon proposals to re-elect Messrs. Stamatios Tsantanis and Elias Culucundis as Class A Directors, to approve the appointment of our independent auditors, Deloitte Certified Public Accountants S.A., for the fiscal year ending December 31, 2022, and will consider any other business properly brought before the meeting. These proposals are described in detail in the proxy materials.

This year we continue using the internet as our primary means of furnishing proxy materials to shareholders. Accordingly, you will not receive paper copies of our proxy materials unless you have requested them. We instead have mailed the enclosed notice with instructions for accessing the proxy materials and voting via the internet and information on how shareholders may obtain paper copies of our proxy materials if they so choose. The enclosed notice also explains how you can consent to receive future proxy materials by e-mail or the internet, which will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment.

You are cordially invited to attend the meeting in person. Your shares may alternatively be voted via the internet, by telephone or, if you receive a paper proxy card in the mail, by mailing the completed proxy card. If you nevertheless attend the meeting, you may vote your shares in person, even if you have previously voted by proxy.

Your vote is very important to us. Whether or not you plan to attend the meeting, please take a moment to review the proxy materials and vote as soon as possible to ensure that your shares will be represented and voted at the meeting.

We are grateful that you have chosen to invest in Seanergy Maritime Holdings Corp.. On behalf of our management and directors, we thank you for your continued support and confidence.

Very truly yours,

Stamatios Tsantanis
Chairman & Chief Executive Officer

154 Vouliagmenis Avenue, 16674 Glyfada, Greece
Tel: +30 2130181507– e-mail: info@seanergy.gr – www.seanergymaritime.com

SEANERGY MARITIME HOLDINGS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

October 6, 2022

NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock and holders of Series B preferred shares (collectively, the “Shareholders”) of Seanergy Maritime Holdings Corp. (the “Company”) will be held on November 9, 2022 at 6:00 p.m. local time, at the Company’s executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece (the “Meeting”) for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying proxy statement for the Meeting (the “Proxy Statement”):

1.	To elect Messrs. Stamatios Tsantanis and Elias Culucundis, as Class A Directors to serve until the 2025 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of Deloitte Certified Public Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2022 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of the Company (the “Board”) recommends that you vote FOR each of Proposal One and Proposal Two.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of the Company’s common stock or Series B preferred shares entitled to vote thereon.

The Board has fixed the close of business on September 26, 2022 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof. All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares of the Company’s common stock are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares on September 26, 2022.

If you attend the Meeting, you may vote your shares in person, even if you have previously voted by proxy. If your shares of the Company’s common stock are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Holders of shares of common stock should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THIS NOTICE. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

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Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting To Be Held on November 9, 2022

This Notice presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all information contained in the proxy materials before voting.

You may access the following proxy materials at www.proxyvote.com:

•	this Notice of Annual Meeting of Shareholders;
•	the accompanying letter from our Chief Executive Officer;
•	the Proxy Statement; and
•	the Company’s 2021 Annual Report on Form 20-F.

If you want to receive a paper or e-mail copy of these documents, you must request one by sending an e-mail to sendmaterial@proxyvote.com, calling +1-800-579-1639, or by making a request online at www.proxyvote.com. There is no charge to you for requesting a copy. Please make your request for a copy on or before October 26, 2022 to facilitate timely delivery.  If you request printed versions of these materials by mail, these materials will also include the proxy card or voting instructions form for the Meeting.

Voting by internet.  To vote your proxy via the internet, please go to www.proxyvote.com.  Follow the steps outlined on the secure website. Validation information is provided in the notice card accompanying this Notice. Proxies submitted via the internet must be received by 11:59 PM Eastern Time on November 8, 2022.

Consenting to electronic delivery of future proxy materials. You can help us save significant printing and mailing expenses by consenting to access proxy materials, including the letter from our Chief Executive Officer, notice of meeting, proxy statement, and annual report to Shareholders electronically via e-mail or the internet. You can choose this option by following the instructions at www.proxyvote.com. If you choose to receive your proxy materials and annual report to Shareholders electronically, then prior to next year’s Shareholders’ meeting you will receive notification when the proxy materials and annual report to Shareholders are available for online review over the internet, as well as instructions for voting electronically over the internet. Your choice for electronic distribution will remain in effect for subsequent meetings unless you revoke such choice prior to future meetings by revoking your request online.

BY ORDER OF THE BOARD OF DIRECTORS

Stamatios Tsantanis
Chairman & Chief Executive Officer

October 6, 2022
Glyfada, Greece

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SEANERGY MARITIME HOLDINGS CORP.

154 VOULIAGMENIS AVENUE
16674 GLYFADA
GREECE

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 9, 2022

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of holders of shares of common stock and holders of Series B preferred shares of the Company (collectively, the “Shareholders”) to be held at the Company’s executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece on November 9, 2022 at 6:00 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy were made available to the Shareholders entitled to vote at the Meeting beginning on or about October 6, 2022.

VOTING RIGHTS AND OUTSTANDING SHARES

On September 26, 2022 (the “Record Date”), the Company had issued and outstanding 181,916,471 shares of common stock, par value $0.0001 per share (the “Common Shares”) and 20,000 Series B preferred shares, par value $0.0001 per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”).  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held and 25,000 votes for each Preferred Share then held provided that no holder of Preferred Shares may exercise voting rights pursuant to such Preferred Shares that would result in the aggregate voting power of any beneficial owner of such Preferred Shares and its affiliates (whether pursuant to ownership of Preferred Shares, Common Shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders.  All issued and outstanding Preferred Shares are held by our Chairman and Chief Executive Officer, Stamatios Tsantanis, and as a result Mr. Tsantanis will control 49.99% of the votes eligible to be cast on the proposals considered at the Meeting.

All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your Common Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares on September 26, 2022.

One or more Shareholders present in person or by proxy at the Meeting, representing one-third of the capital stock of the Company issued and outstanding and entitled to vote thereat, shall constitute a quorum for the purposes of the Meeting.  The Shares represented by proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the Nasdaq Capital Market under the symbol “SHIP”.

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing at the Company’s executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your Common Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Holders of Common Shares should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING

Why am I receiving these proxy materials?

The proxy materials include our Notice of Annual Meeting of Shareholders, this Proxy Statement (the “Proxy Statement”) and our 2021 Annual Report on Form 20-F (the “Annual Report”).  If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instructions form for the Meeting. The Board has made these materials available to you in connection with the solicitation of proxies by the Board. The proxies will be used at the Meeting or any adjournment or postponement thereof.  We made these materials available to Shareholders beginning on or about October 6, 2022.

Our Shareholders are invited to attend the Meeting and vote on the proposals described in this Proxy Statement.  However, you do not need to attend the Meeting to vote your Shares.  Instead, you may vote by completing, signing, dating and returning a proxy card or by executing a proxy via the internet or by telephone.

 How can I access the proxy materials on the Internet?

We are using the internet as the primary means of furnishing this Proxy Statement and our Annual Report to Shareholders.  Accordingly, Shareholders will not receive paper copies of the Proxy Statement or Annual Report unless they have requested them.  We instead sent Shareholders our Notice of Annual Meeting of Shareholders (the “Notice”), which includes instructions (i) for accessing via the internet the Proxy Statement and our Annual Report and (ii) for voting via the internet.  The Notice was mailed on or about October 6, 2022.  The Notice also provides information on how Shareholders may obtain paper copies of the Proxy Statement and Annual Report if they so choose. Additionally, you may access the Proxy Statement and Annual Report at www.proxyvote.com.

The Notice also provides you with instructions regarding how to instruct us to send future proxy materials to you electronically by e-mail.

Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment.  If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting website.  Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Who can vote?

Only Shareholders of record at the close of business on the Record Date, which is September 26, 2022, may vote, either in person or by proxy, at the Meeting.  On the Record Date, we had 181,916,471 Common Shares issued and outstanding and 20,000 Preferred Shares issued and outstanding.  Holders of Common Shares are entitled to one vote for each Common Share held on the Record Date. Holders of Preferred Shares are entitled to 25,000 votes for each Preferred Share held on the Record Date, provided that no holder of Preferred Shares may exercise voting rights pursuant to such Preferred Shares that would result in the aggregate voting power of any beneficial owner of such Preferred Shares and its affiliates (whether pursuant to ownership of Preferred Shares, Common Shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders.  All issued and outstanding Preferred Shares are held by our Chairman and Chief Executive Officer, Stamatios Tsantanis, and as a result Mr. Tsantanis will control 49.99% of the votes eligible to be cast on the proposals considered at the Meeting.

How do I know if I am a beneficial owner of shares?

If your shares are held in an account at a brokerage firm, bank, broker-dealer, trust, or other similar organization, you are considered the beneficial owner of shares held in “street name”, and the Notice was forwarded to you by that organization. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account.  Those instructions are contained in a “voting instructions form”.

What am I voting on?

You will be voting on each of the following:

1.	To elect two Class A Directors to serve until the 2025 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of Deloitte Certified Public Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2022 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

As of the date of this Proxy Statement, the Board knows of no other matters that will be brought before the Meeting.  If you return your signed and completed proxy card or vote by telephone or over the internet and other matters are properly presented at the Meeting for consideration, the persons appointed as proxies will have the discretion to vote for you.

What vote is required to adopt each of the proposals?

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting. This means that the nominees receiving the highest number of “FOR” votes will be elected as Class A directors. Abstentions and “broker non-votes” (shares held by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its client) will not affect the vote on Proposal One.

Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of Shares entitled to vote thereon. Abstentions and “broker non-votes” will not affect the vote on Proposal Two.

How do I vote?

You may vote using one of the following methods:

•	Over the internet. If you have access to the internet, we encourage you to vote in this manner. Refer to your Notice for instructions on voting via the internet and carefully follow the directions.

•
By telephone.  You may vote by telephone by calling the toll-free number referenced on your Notice and following the recorded instructions.  Refer to the notice card accompanying your Notice for validation information.  Instructions to vote by telephone are also listed on your proxy card or the voting instructions form.

•
By mail.  For those Shareholders who request to receive a paper proxy card or voting instructions form in the mail, you may complete, sign and return the proxy card or voting instructions form by mail using the post-paid envelope provided.

•
In person at the Meeting.  All Shareholders of record on the Record Date, which is the close on business on September 26, 2022, may vote in person at the Meeting.  If you are a beneficial owner of shares (i.e., your shares are held in “street name” in an account at a brokerage firm, bank, broker dealer or similar organization), you must obtain a legal proxy from such account holding organization and present it with your ballot to be able to vote at the Meeting.  Even if you plan to be present at the Meeting, we encourage you to vote your Shares prior to the Meeting date via the internet, by telephone or by mail in order to record your vote promptly, as we believe voting this way is more convenient.

Instructions for voting via the internet, by telephone or by mail are also set forth on the proxy card or voting instructions form.  Please follow the directions on these materials carefully.

Can I change my mind after I vote?

You may change your vote at any time before the polls close at the Meeting.  You may do this by using one of the following methods:

•	voting again by telephone or over the internet by 11:59 PM Eastern Time on November 8, 2022;

•	giving timely written notice to the Secretary of our Company;

•	delivering a timely later-dated proxy; or

•	voting in person at the Meeting.

If you hold Common Shares through a broker, bank or other nominee, you may revoke any prior voting instructions by contacting that firm or by voting in person via legal proxy at the Meeting.

How many votes must be present to hold the Meeting?

In order for us to conduct the Meeting, the Shareholders representing at least one-third of the shares issued and outstanding and entitled to vote at the Meeting as of the Record Date must be present at the Meeting in person or by proxy.  This is referred to as a quorum.  Abstentions and broker “non-votes” are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Meeting.  Your shares will be counted as present at the Meeting if you do one of the following:

•	vote via the internet or by telephone;

•	return a properly executed proxy by mail (even if you do not provide voting instructions); or

•	attend the Meeting and vote in person.

Even if a quorum is not present at the Meeting, a majority of the total number of votes represented by those Shares present, in person or by proxy, at the Annual Meeting will have the power to adjourn the meeting.  If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned meeting will be required to permit further solicitation of proxies, other than an announcement at the Meeting, unless a new record date for the Meeting is set.

What if I return my proxy but do not provide voting instructions?

If you hold your Shares directly in your own name, and you sign and return your proxy card, or vote by telephone or over the internet, but do not include voting instructions, your proxy will be voted as the Board recommends on each proposal.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names, ages and positions of our current directors and executive officers.  Members of our Board are elected annually on a staggered basis, and each director elected holds office for a three-year term.  Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.  The business address of each of our directors and executive officers listed below is 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece.

Name	Age	Position	Director Class
Stamatios Tsantanis	50	Chairman, Chief Executive Officer & Director	A (term expires in 2022)
Stavros Gyftakis	43	Chief Financial Officer
Christina Anagnostara	51	Director*	B (term expires in 2023)
Elias Culucundis	79	Director*	A (term expires in 2022)
Dimitrios Anagnostopoulos	75	Director*	C (term expires in 2024)
Ioannis Kartsonas	50	Director*	C (term expires in 2024)

*Independent Director

Biographical information with respect to each of our directors and our executive officer is set forth below.

Stamatios Tsantanis is the Chairman of our Board and our Chief Executive Officer. Mr. Tsantanis joined the Company in 2012 and has led the significant growth of our fleet to more than 3.0 million deadweight tons. In addition, Mr. Tsantanis has been the Chairman of our Board since October 1, 2013 and also served as our Interim Chief Financial Officer from November 1, 2013 until October 2, 2018. Since January 2022, he has been a member of the board of directors of the NASDAQ listed United Maritime Corporation, a former subsidiary of the Company, and since June 2022, he has served as its Chairman and Chief Executive Officer. Mr. Tsantanis brings more than 24 years of experience in shipping and finance and held senior management positions in prominent private and public shipping companies and financial institutions. Mr. Tsantanis holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. He is also a member of the board of directors of Breakwave Advisors LLC, the advisor of ETFMG which is the manager of the NYSE listed BDRY and BSEA and he is also a fellow of the Institute of Chartered Shipbrokers.

Stavros Gyftakis was appointed as our Chief Financial Officer on October 3, 2018, and previously served as Finance Director since November 2017. Mr. Gyftakis has been instrumental in the Company’s capital raising, debt financing and refinancing activities since 2017. Since January 2022, he has been a member of the board of directors of the NASDAQ listed United Maritime Corporation, a former subsidiary of the Company, and since June 2022, he has served as its Chief Financial Officer. He has more than 16 years of experience in senior positions in the shipping finance industry, having held key positions across a broad shipping finance spectrum, including, asset backed lending, debt and corporate restructurings, risk management and loan syndications. Before joining the Company, he was a Senior Vice President in the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis holds a BSc in Mathematics from the Aristotle University of Thessaloniki, a MSc in Business Mathematics awarded with Honors, from the Athens University of Economics and Business and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Bayes Business School (formerly known as Cass Business School) of City University in London.

Christina Anagnostara served as our Chief Financial Officer from November 17, 2008 until October 31, 2013 and has served as a member of our Board since December 2008. She has more than 24 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. Ms. Anagnostara has served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since June 2022 she has served as a member of the board of directors of the NASDAQ listed United Maritime Corporation, a former subsidiary of the Company, and since June 2017 she has been a Managing Director of the Investment Banking Division of AXIA Ventures Group. From 2014 to 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. Between 2006 and 2008 she served as Chief Financial Officer and member of the board of directors of Global Oceanic Carriers Ltd., a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Prior to that, she spent seven years as senior management consultant of the Geneva-based EFG Group. Prior to EFG Group, she worked for Eurobank EFG and Ernst & Young. Ms. Anagnostara studied Economics in Athens and is a Certified Chartered Accountant.

Elias Culucundis has been a member of our Board since our inception. Since 1999, Mr. Culucundis has been the President, Chief Executive Officer and Director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. Additionally, from 1996 to 2000, he was a Director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a Director of Point Clear Navigation Agency Ltd., a marine project company. From 1981 to 1995, Mr. Culucundis was a Director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical Director and eventually ascended to the position of Chief Executive Officer, overseeing a large fleet of Panamax, Aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of newbuildings. From 1971 to 1980, Mr. Culucundis was a Director and the Chief Executive Officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. In Off Shore Consultants Inc. he worked in Floating Production, Storage and Offloading vessel, or FPSO, design and construction and was responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell Plc. Seven FPSOs were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of their fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of the Hellenic National Committee of American Bureau of Shipping and he served in the Council of the Union of Greek Shipowners. Mr. Culucundis is a Fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

Dimitrios Anagnostopoulos has been a member of our Board since May 2009. Mr. Anagnostopoulos has over 48 years of experience in Shipping, Ship Finance and Bank Management. Mr. Anagnostopoulos obtained his BSc at the Athens University of Economics and Business. His career began in the 1970’s as Assistant Lecturer at the same University followed by four years with the Onassis Shipping Group HQ in Monaco. Mr. Anagnostopoulos also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he has spent nearly two decades with the Bank, holding the positions of Senior Vice-President and Head of Shipping. Since 2010 he is also an advisor and Board Member in the Aegean Baltic Bank S.A. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at Bayes Business School (formerly known as Cass Business School) of City University in London, the Athens University of Economics and Business and the ALBA Graduate Business School. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping and an Associate Member of the Institute of Energy of South East Europe. In 2008 he was named by the Lloyd’s Organization as Shipping Financier of the Year.

Ioannis Kartsonas has been a member of our Board since May 2017. Mr. Kartsonas has more than 22 years of experience in finance and commodities trading. He is currently the Principal and Managing Partner of Breakwave Advisors LLC., a commodity-focused advisory firm based in New York and since June 2022, he has served as a member of the board of directors of the NASDAQ listed United Maritime Corporation, a former subsidiary of the Company. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm’s Shipping and Freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to his role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in Shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space including Shipping. Prior to that, he was an Equity Analyst focusing on Shipping and Energy for Standard & Poor’s Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

No family relationships exist among any of the directors and executive officers.

PROPOSAL ONE - ELECTION OF DIRECTORS

The Board consists of seven directorships divided into three classes. As provided in the Company’s Restated Articles of Incorporation, as amended to date, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified.

The Board has nominated Messrs. Stamatios Tsantanis and Elias Culucundis, both being Class A Directors, for re-election as directors whose terms will expire at the 2025 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the person or persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that the nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the person or persons named in the accompanying proxy will vote for the election of such substitute(s) nominee(s) as the current Board may recommend.

Nominees for Election to the Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Position	Director Since	Age

Stamatios Tsantanis	Class A Director	2012	50

Elias Culucundis	Class A Director	2008	79

Stamatios Tsantanis is the Chairman of our Board and our Chief Executive Officer. Mr. Tsantanis joined the Company in 2012 and has led the significant growth of our fleet to more than 3.0 million deadweight tons. In addition, Mr. Tsantanis has been the Chairman of our Board since October 1, 2013 and also served as our Interim Chief Financial Officer from November 1, 2013 until October 2, 2018. Since January 2022, he has been a member of the board of directors of the NASDAQ listed United Maritime Corporation, a former subsidiary of the Company, and since June 2022, he has served as its Chairman and Chief Executive Officer. Mr. Tsantanis brings more than 24 years of experience in shipping and finance and held senior management positions in prominent private and public shipping companies and financial institutions. Mr. Tsantanis holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. He is also a member of the board of directors of Breakwave Advisors LLC, the advisor of ETFMG which is the manager of the NYSE listed BDRY and BSEA and he is also a fellow of the Institute of Chartered Shipbrokers.

Elias Culucundis has been a member of our Board since our inception. Since 1999, Mr. Culucundis has been the President, Chief Executive Officer and Director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. Additionally, from 1996 to 2000, he was a Director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a Director of Point Clear Navigation Agency Ltd., a marine project company. From 1981 to 1995, Mr. Culucundis was a Director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical Director and eventually ascended to the position of Chief Executive Officer, overseeing a large fleet of Panamax, Aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of newbuildings. From 1971 to 1980, Mr. Culucundis was a Director and the Chief Executive Officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. In Off Shore Consultants Inc. he worked in Floating Production, Storage and Offloading vessel, or FPSO, design and construction and was responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell Plc. Seven FPSOs were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of their fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of the Hellenic National Committee of American Bureau of Shipping and he served in the Council of the Union of Greek Shipowners. Mr. Culucundis is a Fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

Required Vote.  Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting.

Effect of abstentions.  Abstentions and broker “non-votes” will not affect the vote on Proposal One.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO - APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Deloitte Certified Public Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2022.

Deloitte Certified Public Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of the Shares entitled to vote thereon.

Effect of abstentions.  Abstentions and broker “non-votes” will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A. TO SERVE AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

 Signature [PLEASE SIGN WITHIN BOX]  Date  Signature (Joint Owners)  Date  TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:  KEEP THIS PORTION FOR YOUR RECORDS  DETACH AND RETURN THIS PORTION ONLY  THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.  D91583-Z83630  1a. Stamatios Tsantanis  1b. Elias Culucundis  * To elect two Class A Directors to serve until the 2025 Annual Meeting of Shareholders.  To approve the appointment of Deloitte Certified Public Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2022; and  To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.  Note: Please sign exactly as name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.  For  Withhold  SEANERGY MARITIME HOLDINGS CORP.  The Board of Directors recommends a vote FOR the nominees listed in Proposal 1 and FOR Proposal 2.  1. Election of Directors *  SEANERGY MARITIME HOLDINGS CORP. 154 VOULIAGMENIS AVENUE  16674 GLYFADA, GREECE  Please indicate if you plan to attend this meeting.  O O  Yes  No  O O  O O  For Against Abstain  O O O  VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above  Use the Internet to transmit your voting instructions and for electronic delivery of information by 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.  ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS  If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.  VOTE BY PHONE - 1-800-690-6903  Use any touch-tone telephone to transmit your voting instructions by 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.  VOTE BY MAIL  Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.  SCAN TO  VIEW MATERIALS & VOTE  ▷

 THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS OF SEANERGY MARITIME HOLDINGS CORP.  TO BE HELD ON NOVEMBER 9, 2022  Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:  The Notice and Proxy Statement, Annual Report and CEO Letter are available at www.proxyvote.com.  D91584-Z83630  PROXY  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS  SEANERGY MARITIME HOLDINGS CORP.  The undersigned hereby revokes all previous proxies relating to the shares covered hereby and acknowledges receipt of the notice and proxy statement relating to the Annual Meeting of Shareholders, the terms of which are incorporated herein by reference.  The undersigned hereby appoints Mr. Dimitrios Anagnostopoulos and Mrs. Theodora Mitropetrou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of Seanergy Maritime Holdings Corp.’s common or preferred stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of the Shareholders of Seanergy Maritime Holdings Corp. to be held on November 9, 2022 or any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the meeting.  WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS SET FORTH HEREIN AS DIRECTED BY THE SHAREHOLDER, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS.  (Continued, and to be marked, dated and signed, on the other side)  ▼  ▼  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED